Suppl. 83-2


15008073


SEC MAIL PROCESSING
RECEIVED
OCT 19 2015
WASH. D.C.
189
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$500,000,000
Floating Rate Notes due 19 October 2017
Series No. 830-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 19 October 2015

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$500,000,000 principal amount of Floating Rate Notes due 19 October 2017 (Series No. 830-00-1) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 15 October 2015 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 15 October 2015. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 30 April 2015, was filed under a report of the ADB dated 30 April 2015.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045. The calculation agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 15 October 2015, the ADB entered into a Terms Agreement, which was filed previously under a report of the ADB dated 15 October 2015, with BNP Paribas, Citigroup Global Markets Inc. and Morgan Stanley & Co. International plc (collectively, the "Managers"), pursuant to which the ADB has agreed to

issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$500,000,000 for an issue price of 100.00%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 19 October 2015.

The Managers propose to offer all the Notes to the public at the public offering price of 100.00%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
BNP Paribas	U.S.$ 166,667,000
Citigroup Global Markets Inc.	U.S.$ 166,667,000
Morgan Stanley & Co. International plc	U.S.$ 166,666,000
Total	U.S.$500,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.00%	0.00%	100.00%
Total	U.S.$500,000,000	U.S.$0.00	U.S.$500,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$25,000 *
Listing Fees (Luxembourg)	$1,730 *

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 15 October 2015, previously filed under a report of the ADB dated 15 October 2015.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 15 October 2015, previously filed under a report of the ADB dated 15 October 2015.

(d) (i) Information Statement dated 30 April 2015, previously filed under a report of the ADB dated 30 April 2015.

(ii) Prospectus and Pricing Supplement (see (a) above).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS • LONDON • MOSCOW
FRANKFURT • COLOGNE • ROME • MILAN • HONG KONG
BEIJING • BUENOS AIRES • SÃO PAULO • ABU DHABI • SEOUL

Writer's Direct Dial: +1 212 225 2190
E-Mail: mvolkovitsch@cgsh.com

19 October 2015

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the terms agreement dated as of 15 October 2015 between the Asian Development Bank (the "ADB") and the Managers, in connection with the offering by ADB of U.S.$500,000,000 principal amount of Floating Rate Notes due 19 October 2017 (Series No. 830-00-1) (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program and the pricing supplement dated 15 October 2015;

(b) the standard provisions dated as of 28 April 2011 relating to the issuance of Notes by ADB;

(c) an executed copy of the uniform fiscal agency agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB;

(d) the letter of instruction dated 15 October 2015 from ADB to the FRBNY, authorizing and requesting delivery of the Notes; and

(e) the opinion of the General Counsel of ADB dated 19 October 2015 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By 

Michael J. Volkovitsch, a Partner


RECEIVED
OCT 19 2015
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$500,000,000
Floating Rate Notes due 19 October 2017
Series No. 830-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 19 October 2015

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$500,000,000 principal amount of Floating Rate Notes due 19 October 2017 (Series No. 830-00-1) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 15 October 2015 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 15 October 2015. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 30 April 2015, was filed under a report of the ADB dated 30 April 2015.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045. The calculation agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 15 October 2015, the ADB entered into a Terms Agreement, which was filed previously under a report of the ADB dated 15 October 2015, with BNP Paribas, Citigroup Global Markets Inc. and Morgan Stanley & Co. International plc (collectively, the "Managers"), pursuant to which the ADB has agreed to

issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$500,000,000 for an issue price of 100.00%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 19 October 2015.

The Managers propose to offer all the Notes to the public at the public offering price of 100.00%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
BNP Paribas	U.S.$ 166,667,000
Citigroup Global Markets Inc.	U.S.$ 166,667,000
Morgan Stanley & Co. International plc	U.S.$ 166,666,000
Total	U.S.$500,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.00%	0.00%	100.00%
Total	U.S.$500,000,000	U.S.$0.00	U.S.$500,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$25,000 *
Listing Fees (Luxembourg)	$1,730 *

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 15 October 2015, previously filed under a report of the ADB dated 15 October 2015.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 15 October 2015, previously filed under a report of the ADB dated 15 October 2015.

(d) (i) Information Statement dated 30 April 2015, previously filed under a report of the ADB dated 30 April 2015.

(ii) Prospectus and Pricing Supplement (see (a) above).


ADB


RECEIVED
OCT 19 2015
189

19 October 2015

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of U.S.$500,000,000 Floating Rate Notes due 19 October 2017 (Series No. 830-00-1) under its Global Medium-Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



MICHAEL T. JORDAN
Assistant Treasurer

Enclosure

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS • LONDON • MOSCOW
FRANKFURT • COLOGNE • ROME • MILAN • HONG KONG
BEIJING • BUENOS AIRES • SÃO PAULO • ABU DHABI • SEOUL

Writer's Direct Dial: +1 212 225 2190
E-Mail: mvolkovitsch@cgsh.com

19 October 2015

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the terms agreement dated as of 15 October 2015 between the Asian Development Bank (the "ADB") and the Managers, in connection with the offering by ADB of U.S.$500,000,000 principal amount of Floating Rate Notes due 19 October 2017 (Series No. 830-00-1) (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program and the pricing supplement dated 15 October 2015;

(b) the standard provisions dated as of 28 April 2011 relating to the issuance of Notes by ADB;

(c) an executed copy of the uniform fiscal agency agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB;

(d) the letter of instruction dated 15 October 2015 from ADB to the FRBNY, authorizing and requesting delivery of the Notes; and

(e) the opinion of the General Counsel of ADB dated 19 October 2015 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By 

Michael J. Volkovitsch, a Partner

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$500,000,000
Floating Rate Notes due 19 October 2017
Series No. 830-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 15 October 2015

ADB

15 October 2015

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


OCT 15 2015

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of U.S.$500,000,000 Floating Rate Notes due 19 October 2017 (Series No. 830-00-1) under its Global Medium-Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



MICHAEL T. JORDAN
Assistant Treasurer

Enclosure

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$500,000,000 principal amount of Floating Rate Notes due 19 October 2017 (Series No. 830-00-1) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 15 October 2015 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 30 April 2015, was filed under a report of the ADB dated 30 April 2015. The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045. The calculation agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 15 October 2015, the ADB entered into a Terms Agreement, filed herewith, with BNP Paribas, Citigroup Global Markets Inc. and Morgan Stanley & Co.

International plc (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$500,000,000 for an issue price of 100.00%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 19 October 2015.

The Managers propose to offer all the Notes to the public at the public offering price of 100.00%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
BNP Paribas	U.S.$ 166,667,000
Citigroup Global Markets Inc.	U.S.$ 166,667,000
Morgan Stanley & Co. International plc	U.S.$ 166,666,000
Total	U.S.$500,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	100.00%	0.00%	100.00%
Total	U.S.$500,000,000	U.S.$0.00	U.S.$500,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount

Legal Fees	$25,000 *
Listing Fees (Luxembourg)	$1,730 *

*Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 15 October 2015.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 15 October 2015.

(d) (i) Information Statement dated 30 April 2015, previously filed under a report of the ADB dated 30 April 2015.

(ii) Prospectus and Pricing Supplement (see (a) above).

PRICING SUPPLEMENT


ADB

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 830-00-1

U.S.$500,000,000

Floating Rate Notes due 19 October 2017

Issue price: 100.00 per cent.

Joint Lead Managers

BNP PARIBAS

Citigroup

Morgan Stanley

The date of this Pricing Supplement is 15 October 2015.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$500,000,000 Floating Rate Notes due 19 October 2017 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 11 December 2014.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:	Asian Development Bank ("ADB").
2.	Series Number:	830-00-1.
3.	(i) Specified Currency (Condition 1(c)):	United States Dollars ("U.S.$").
	(ii) Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii) Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv) Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:	U.S.$500,000,000.
5.	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
	(ii) Net proceeds:	U.S.$ 500,000,000.
6.	Specified Denominations (Condition 1(a)):	U.S.$1,000.
7.	(i) Issue Date (Condition 5(d)):	19 October 2015.
	(ii) Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):	19 October 2017, subject to paragraph 31 below.

9.	Interest Basis (Condition 5):	Floating Rate (Condition 5(b)) (further particulars specified in paragraph 17 below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):		Not applicable.
17.	Floating Rate Note Provisions (Condition 5(b)):		Applicable.
	(i)	Specified Period(s)/Interest Payment Dates:	Quarterly, on the 19th of each January, April, July and October, commencing on 19 January 2016, up to and including the Maturity Date, subject to paragraph 31 below.
	(ii)	Business Day Convention (Condition 5(d)):	Modified Following.
	(iii)	Relevant Financial Center:	New York.
	(iv)	Additional Business Center(s) (Condition 5(d)):	Not applicable.
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination.
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The "Calculation Agent" for the Notes will be Citibank, N.A., London Branch.
	(vii)	Benchmark Rate determination	Not applicable.

	(Condition 5(b)):	
(viii)	ISDA Determination (Condition 5(b)(iii)):	Applicable.
	• Floating Rate Option:	USD-LIBOR-BBA.
	• Designated Maturity:	3 month.
	• Reset Date:	The first day of each Interest Period.
	• ISDA Definitions (if different from those set out in the Conditions):	2006 ISDA Definitions.
(ix)	Margin(s):	+0.05 per cent. per annum.
(x)	Minimum Rate of Interest:	Not applicable.
(xi)	Maximum Rate of Interest:	Not applicable.
(xii)	Day Count Fraction (Condition 5(d)):	Actual/360, adjusted.
(xiii)	Rate Multiplier (Condition 5(d):	Not applicable.
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions (Condition 5(b)(ii)):	For the avoidance of doubt, coupon payments are rounded up to two decimal points per Specified Denomination.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.

22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
	(i) Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii) Variable Redemption Amount (Condition 6(d)):	Not applicable.
24.	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii) Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Book-Entry Notes available on Issue Date.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and	

	reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day, unless that day falls in the next calendar month, in which case such payment shall be made on the first preceding day that is a Business Day. "Business Day" shall mean a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

Distribution

32.	(i)	If syndicated, names of Managers:	BNP Paribas Citigroup Global Markets Inc. Morgan Stanley & Co. International plc
	(ii)	Stabilizing Manager (if any):	Not applicable.
	(iii)	Commissions and Concessions:	0.00 per cent.
33.	If non-syndicated, name of Dealer:		Not applicable.
34.	Additional selling restrictions:		Not applicable.

Operational Information

35.	(i)	ISIN:	US045167DF79.
	(ii)	CUSIP:	045167DF7.
	(iii)	CINS:	Not applicable.
	(iv)	Other:	Not applicable.
36.	Common Code:		130802052.

37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Federal Reserve Book-Entry System.
38.	Delivery:	Delivery against payment.
39.	Additional Paying Agent(s) (if any):	Not applicable.
40.	Governing Law:	New York.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 30 April 2015.

Recent Developments

On 29 April 2015, ADB's Board of Governors approved the proposal to broaden ADB's capital base by absorbing the loan operations and some liquid assets of the Asian Development Fund into its ordinary capital resources balance sheet. The proposal will be effective in January 2017.

On 4 May 2015, ADB's Board of Governors approved the following with respect to its 2014 reported net income of U.S.$366.1 million after appropriation of guarantee fees to the special reserve:

a. U.S.$183.4 million, representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method for the year ended 31 December 2014, be added from the cumulative revaluation adjustments account;

b. U.S.$14.6 million, representing the adjustment to the loan loss reserve as of 31 December 2014, be added from the loan loss reserve to the net income;

c. U.S.$384.1 million be allocated to the ordinary reserve;

d. U.S.$120.0 million be allocated to the Asian Development Fund;

e. U.S.$40.0 million be allocated to the Technical Assistance Special Fund; and

f. U.S.$20.0 million be allocated to the Asia Pacific Disaster Response Fund.

On 20 July 2015, Bambang Susantono succeeded Bindu Lohani as Vice-President for Knowledge Management and Sustainable Development.

On 3 August 2015, Diwakar Gupta succeeded Lakshmi Venkatachalam as Vice-President for Private Sector and Cofinancing Operations.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: 
Name: MICHAEL T. JORDAN
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045
USA

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
33, rue de Gasperich, Howald-Hesperange
L-2085 Luxembourg

LEGAL ADVISERS TO THE MANAGERS

As to New York law

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

TERMS AGREEMENT NO. 830-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$500,000,000

Floating Rate Notes due 19 October 2017

15 October 2015

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") agree to purchase from the Asian Development Bank ("ADB") its U.S.$500,000,000 Floating Rate Notes due 19 October 2017 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (the "Prospectus") at 9:00 a.m., New York time, on 19 October 2015 (the "Settlement Date") at an aggregate purchase price of U.S.$500,000,000 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, each of the Managers that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

Each of the Managers warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any

judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. Each of the Managers warrants and covenants to ADB that the warranties of such Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of each of the Managers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by each of the Managers of an ADB officer's certificate and the documents referred to in Sections 6(c)(i) and (iii) of the Standard Provisions.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1. ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
BNP Paribas	U.S.$ 166,667,000
Citigroup Global Markets Inc.	U.S.$ 166,667,000
Morgan Stanley & Co. International plc	U.S.$ 166,666,000
Total	U.S.$500,000,000

2. Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the account of The Bank of New York (BK of NYC/Salomon, ABA No. 021000018) at the Federal Reserve Bank of New York, for further credit to Citigroup Global Markets Inc., on behalf of the purchasers; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Uniform Fiscal Agency Agreement, duly executed by the parties thereto.

4. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Managers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6. Each of the Managers represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

7. For purposes hereof, the notice details of each of ADB and the Managers are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 632-4478
Facsimile: (632) 632-4120 or 636-2625
Electronic Mailing
Address: TDFD_Documentation@adb.org

For the Managers:

BNP Paribas
10 Harewood Avenue
London NW1 6AA
United Kingdom
Attention: Medium Term Note desk

Telephone: +44 20 7595 8601
Facsimile: +44 20 7595 2555
Electronic Mailing
Address: emtn.programmes@bnpparibas.com

Citigroup Global Markets Inc.
388 Greenwich Street
New York
New York 10013
U.S.A.
Attention: Transaction Execution Group
Telephone: +1 212 816 1135
Fax: +1 646 291 5209
Electronic Mailing
Address: TEG.NewYork@citi.com

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom
Attention: Head of Transaction Management Group, Global Capital Markets
Address: tmglondon@morganstanley.com

8. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, the Manager or Managers who have not defaulted with respect to its or their respective several underwriting commitment will take up and pay for, as nearly as practicable in proportion to its or their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Manager or Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, and arrangements satisfactory to the non-defaulting Manager or Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Manager or Managers shall be entitled to terminate this Terms Agreement without any liability on their part. Nothing herein will relieve a defaulting Manager from liability for its default.

9. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any

objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Managers of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BNP PARIBAS



By:____________________
Name: AMA OCANSEY
Title: AUTHORISED SIGNATORY

CITIGROUP GLOBAL MARKETS INC.



By: ______________________________
Name: Jack D. McSpadden, Jr.
Title: Managing Director

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: ______________________________
Name:
Title:

[Signatures continued on following page.]

CITIGROUP GLOBAL MARKETS INC.

By: ______________________________

Name:

Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC



By: ______________________________

Name: Delphine Mouret

Title: Executive Director

[Signatures continued on following page.]

CONFIRMED AND ACCEPTED, as of the date first written above:

ASIAN DEVELOPMENT BANK

By: 

Name: MICHAEL T. JORDAN
Title: Assistant Treasurer